Exhibit 99.1

Farmmi Announces Strategic Investment and Cooperation Agreement

•      3 Partners to Invest in the Creation of New Urban Distribution Company

•         Strengthens Presence in Broader Agricultural Industrial Chain

•      Target Overseas Capital Market Listing to Realize Investment Return

LISHUI, China, June 23, 2021 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agriculture products supplier in China, today announced its entry into a strategic investment and cooperation agreement (the “Agreement”), through its subsidiary Farmmi (Hangzhou) Enterprise Management Co., Ltd., with Sigma Holding (Hangzhou) Co., Ltd. (“Sigma”), and Hangzhou Xuyue Interactive Culture and Media Co., Ltd. (“Hangzhou Xuyue”) (collectively referred to as the “Partners”). The strategic investment and cooperation agreement signals Farmmi’s active expansion into the distribution network of agricultural products.

Given the rise of domestic community group purchasing, the last kilometer of the distribution of fresh food has become a major bottleneck and challenge. Professional distribution services for urban communities have emerged in response to benefit from the trend and to meet the higher demand. The market volume of community group-buying market in China was estimated to be RMB 34 billion in 2019 and RMB 72 billion in 2020. (Source: iiMedia Research) It is anticipated that the market volume will exceed RMB 1 trillion in 2023 as consumption habits take shape.(Source: Founder Securities)

Farmmi, Sigma and Hangzhou Xuyue are partnering and will jointly invest in the establishment of a new company as part of a 50-year agreement. The new company is committed to becoming a comprehensive service provider of community group purchasing distribution networks, and will seek to benefit from continued broader market distribution trends.

Ms. Yefang Zhang, Farmmi’s Chairwoman and CEO, said, “We are partnering with two strong companies, which will give the new company the financial resources and expertise critical to a successful launch. We have conducted extensive market research and have a plan in place to ensure we move quickly and begin capturing our share of the large distribution opportunity. The ‘last mile of delivery’ poses a challenge to all the distribution platforms, represents a major opportunity for the launch of an urban distribution service for community group-buying. Fresh products, like fruits and vegetables, are the most prominent category in community group buying, which lays a solid foundation for us to embrace the distribution network of agricultural products. It is also in line with our strategy to expand into the whole agricultural industry chain. This deal is expected to strengthen the company’s presence in agricultural supply chain and improve its profit.”

Equity Arrangement

The partners, all based in Hangzhou City, Zhejiang Province, have agreed that the new company will initially have a total registered capital of RMB 20 million before September 30, 2021. Sigma has agreed to invest RMB 12 million, accounting for 60% of the total registered capital of the new company. Farmmi has agreed to invest RMB 5 million, accounting for 25% of the total registered capital of the new company. Hangzhou Xuyue has agreed to invest RMB 3 million, accounting for 15% of the total registered capital of the new company.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (NASDAQ: FAMI), is an agricultural products supplier, processor and retailer of Shiitake mushrooms, Mu Er mushrooms, other edible fungi and other agricultural products. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

About Sigma Holding (Hangzhou) Co., Ltd.

Sigma was incorporated in Hangzhou, Zhejiang, China on June 26, 2008. It is the controlling shareholder of Shanghai Eliansy Industry Group Corporation Limited, a public company in China.

About Hangzhou Xuyue Interactive Culture and Media Co., Ltd.

Hangzhou Xuyue was incorporated in Hangzhou, China on June 8, 2020. It has experience in community group-buying industry.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including the potential impact of COVID-19 on our business within and outside of China, the prospects of market volume of community group-buying market and the investment return. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations:

Global IR Partners
David Pasquale

New York Office Phone: +1-914-337-8801
FAMI@Globalirpartners.com